United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   August, 2025 Institutional Presentation Investor RelationsOur Strategy Energy Transition Metals Iron Ore Solutions About Vale 2 ESG Capital AllocationOur Strategy Energy Transition Metals Iron Ore Solutions About Vale 3 ESG Capital Allocation #2 in iron ore production ~20% of seaborne market #6 in nickel production Largest iron ore pellet producer #11 in copper reserves ~20 Bt We are one of the leading Iron ore, Nickel and Copper producers globally About Vale 4 Note: As of 2024.328Mt Iron ore 37Mt Pellets 348kt Copper 160kt Nickel Vale at a glance 2024 Production US$ 38.1 bn Net operating revenue in 2024 Expanded net debt of US$ 18.2 bn as of March 31, 2025 100% of electricity consumed in Brazil from renewable sources US$ 15.4 bn Proforma EBITDA in 2024 US$ 6.0 bn CAPEX in 2024 Industry leader in TRIFR (1.1) in 2024 US$ 3.9 bn in dividends & Interest on Capital paid in 2024 17 of 30 dams Decharacterized as of December 31, 2024 US$ 0.4 bn Disbursed on share buybacks in 2024 Workforce of 64 thousand direct employees in 2024 Key Markets – by revenue (2024) 11% 12% 18% 49% 3% Middle East 3% Rest of the world 4% North America South America Europe Asia ex-China China About Vale 5 Australia Oman U.A.E. Malaysia India Singapore Japan USA Chile Brazil Argentina¹ Peru Canada 6 underground mines UK Netherlands Switzerland China² Northern System Southern System Tubarão Port Iron Quadrangle Itaguaí Port (CPBS) and Guaíba Port (TIG) Carajás Ponta da Madeira Port (PDM) Brazil Iron Quadrangle Vale Worldwide: Located in 19 countries Southeastern System 90% 5% 5% Global Distribution: % of workforce Brazil North America Asia Operation Port Railroad Mega Hub Exploration Joint Venture Offices Headquarter About Vale 6 Note: As of June 2025. ¹ The Argentina office was closed on December 31, 2024. ² We have agreements with 14 ports in China that provide blending services to Vale. Indonesia Saudi Arabia − Majority independent BoD − All BoD members are non-executive directors − Chairman and Vice-Chairman are elected by shareholders − Audit and Risks Committee entirely composed of independent Board members. − Lead Independent Director role − Nominating Committee defines BoD nominees Best governance practices Diversified shareholder base and strong governance 6.0% Treasury 8.7% Previ 6.3% Mitsui&Co 5.9% Blackrock 73.1% Others Shareholder structure Novo Mercado B3's highest corporate governance segment. Vale's shareholder composition July 2025 Stock Exchanges B3 (Brazil) - VALE3 NYSE (ADR) - VALE Shareholders with 5% or more of the total capital Others Note: Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which w r p rt of V ’s form r contro group. B ckrock is r port consi ring Sch u 1 F, fi with th SEC on F b 15, 5, n Br sco’s t b s estimate on December 31, 2024. Treasury: position held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. The number of shares is presented based on the information contained in the share books of Vale. About Vale 7 Corporate Governance Executive Board Board of Directors1 CEO Gustavo Pimenta Finance & IR EVP Marcelo Bacci IO Operations EVP Carlos Medeiros Commercial and New Business EVP Rogério Nogueira Technical EVP Rafael Bittar People EVP Catia Porto Corporate and External Affairs EVP Alexandre D’Ambrosio Sustainability EVP Grazielle Parenti Click here to access the full information about V ’s Board of Directors and Executive Board. 1 The data takes into account the composition of the Board of Directors on May 7th, 2025. About Vale 8 2.7 years Average Tenure 13 Members 8 (62%) Independent Members 3 Women 4 Racially/ethnically diverse 4 Non Brazilians Our journey 19 42 Vale do Rio Doce was founded 19 56 Tubarão port inauguration Carajás discovery 19 67 19 69 1st ore produced at Carajás and inauguration of the Carajás Railway (EFC) 19 85 CVRD’s privatization 19 97 INCO acquisition 20 06 20 09 CVRD rebranding to About Vale 9 First pellet production Our journey 20 10 Oman operations start-up 20 11 Portfolio: divesting the aluminum business 20 15 Samarco’s dam collapse 20 16 S11D operations start-up 20 17 Governance: Migration to the Novo Mercado 20 18 Portfolio: divesting the fertilizer business 20 19 Portfolio: divesting the manganese business and Brumadinho’s dam collapse 20 21 Portfolio: divesting the coal business 20 23 Briquette operations start up and Base Metals Carve-out 20 24 Vargem Grande and Capanema project start-ups About Vale 10 A focused company with two unique and irreplicable businesses Vale Today Iron Ore Solutions Energy Transition Metals About Vale 11 Our Strategy Energy Transition Metals Iron Ore Solutions About Vale 12 ESG Capital Allocation From the Mines to the Customers Iron Ore Solutions Mineral Exploration and Projects Geology and Mine Planning Mine Operation Mineral Processing Pelletizing Railroad Logistics Port Logistics Shipping Logistics Blending and Distribution Centers Sales and Marketing Planning Products and Quality Iron Ore for the Steel Industry 13 Iron ore fines Carajás fines Brazilian Blend Fines High-silica fines Direct Reduction pellets Blast Furnace pellets − 65% Fe − Low contaminants (silica, alumina and others) − Mined from the Northern System − 62% Fe − Low-alumina − Produced from blending Carajás and high-silica fines − High-sílica iron ore, typically used for blending − Flexible product, with concentration optionality − Mined from the Southern and Southeastern Systems Briquettes Developed by Vale − Agglomerates for direct charge in Direct Reduction Furnaces − Agglomerates for direct charge in Blast Furnaces − Same application as pellets in BF and DR furnaces − Lower CO2 emissions compared to pellet production − Commercial production ramping-up Agglomerates NEW Vale’s mai ir re pr ucts Iron Ore Solutions 14 Southern System PA MG EFC EFVM MRS Ponta da Madeira Port (PDM) - São Luís - MA Tubarão Port - Vitoria - ES Itaguaí Port (CPBS) - RJ Guaíba Port (TIG) - RJ MA RJ ES Northern System Southeastern System Vale operates three iron ore production systems in Brazil, which include mines, processing plants, railways and port facilities Iron Ore Solutions Brazilian States: MA = Maranhão PA = Pará MG = Minas Gerais ES = Espírito Santo RJ = Rio de Janeiro 15 Vale operates three iron ore production systems in Brazil Iron Ore Solutions − 3 mining complexes − EFC - 997 km railway − 5 berths (3 Valemax berths) Northern System Serra Norte Serra Sul Serra Leste Carajás National Forest Cauê Belo Horizonte Conceição Alegria Timbopeba Brucutu Água Limpa Fazendão Itabira Complex Minas Centrais Complex Mariana Complex EFVM MRS Minas do Meio Fábrica Nova Capanema MRS EFVM Belo Horizonte Paraopeba Complex Abóboras Pico Mutuca Jangada Fábrica Viga Vargem Grande Vargem Grande Complex Tamanduá Capão Xavier Horizontes Mar Azul Segredo João Pereira Alto Bandeira − 3 mining complexes − EFVM - 905 km railway − 3 berths (1 Valemax berth) − 2 mining complexes − MRS Logistics System − 3 berths (1 Guaibamax berth) Note: EFC is the Carajás Railway and EFVM is the Vitória-Minas Railway. MRS is V ’s railway subsidiary. 16 MG Southeastern System Southern System MG Vale has a total of 11 pelletizing plants Iron Ore Solutions Oman Tubarão Vargem Grande São Luis 1 Installed capacity. The Fábrica Pellet Plant (4.5 Mtpy) has been inoperative since 2019 2 Start-up of the plant at Ferteco. Incorporated by Vale in 2003 Sohar - Oman Plants Start-up Cap. (Mtpy) 1 & 2 2011 9.0 Total 9.0 Tubarão Plants Start-up Cap. (Mtpy) 3-8 1977-2014 31.3 Total 31.3 Fábrica & Vargem Grande Plants Start-up Cap. (Mtpy) Fábrica 19772 4.5 VGR 2009 7.0 Total 11.5 São Luís Plant Start-up Cap. (Mtpy) São Luís 2002 7.5 Total 7.5 Total pellet production capacity ~ 59.3Mtpy1 17 Integrated supply chain: bringing our mines closer to clients Iron Ore Solutions Brazil Europe Oman China Concentration Malaysia Blending Agglomeration Capacity (Mt) ~50 Mtpy >125 Mtpy ~25 Mtpy >120 Mtpy ~13 Mtpy ~10 Mtpy ~10 Mtpy ~12 Mtpy ~3 Mtpy 20 blending ports world-wide, reducing time to market ~150 Mtpy of concentration capacity to offer an optimized portfolio Market Leader in agglomerates (pellets and briquettes) 18 2024 operational performance Iron Ore Solutions Agglomerates production (Mt) Iron Ore production (Mt) 64 66 63 73 82 87 172 173 178 2022 2023 2024 308 321 328 10 9 9 4 5 4 15 19 21 3 3 3 2022 2023 2024 32 36 37 Northern System Southeastern System Southern System Oman Note: Including third party purchases, run-of-mine and feed for pelletizing plants. 19Iron Ore business’ 2024 figures 154.6 US$/t Iron ore pellets realized price US$ 4.0 bi CAPEX US$ 15.0 bn Proforma EBITDA 38 Mt Pellets sales volume 37 Mt Pellets production volume 95.3 US$/t Iron ore fines realized price 260 Mt Iron ore fines sales volume 328 Mt Iron ore production volume 21.8 US$/t C1 cash cost ex-3rd party purchases 55.9 US$/t all-in costs Sales by destination (iron ore fines and pellets) Iron Ore Solutions 20 13% 61% 17% 2% 2% 5% Middle East Rest of the world Europe Americas China Asia ex-China Our Strategy Energy Transition Metals Iron Ore Solutions About Vale 21 ESG Capital Allocation Energy Transition Metals Vale Base Metals history 18 53 Nickel discovered in the Sudbury area 19 02 The International Nickel Company (INCO) is formed 19 30 Construction of mines, smelters, refineries and power plants 19 PT Inco Indonesia is formed 68 to develop nickel deposits in island of Sulawesi 19 94 Discovery of the Voisey’s Bay nickelcopper-cobalt deposit 19 96 Extension of Contract of Work with Indonesian Government to 2025 20 04 Sossego copper mine start-up 20 06 Vale acquires Inco 20 11 Start-up of nickel mines in Onça Puma (Brazil) and New Caledonia 20 12 Salobo I start-up 20 14 Start-up of Long Harbour processing plant, Salobo II, and Amendment of PTVI CoW to 2025 20 21 New Caledonia divestment 20 21 Salobo III start-up 20 24 Partnership Agreement with Manara Minerals for 10% New governance in place with a dedicated Board and Executives 22 Significant endowment with substantial value potential 27.6 Mt 2.6 Mt 3.0 1.3% Mt 1.6% 2.3 Mt 1.5% 0.6% Mineral Reserves & Resources1,2,3,4 % Average metal grade Copper Bubble size: contained metal Nickel 14.1 Mt 0.9% 6.6 Mt 1.4% ¹ As per Vale Form 20-F on December 31, 2023. ²Reflecting total resources (reserves + resources, including inferred). ³ Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time 4 Figures refer to VBM’s ownership (33.9% of PTVI, 80% of Hu’u and 100% of the Canadian and Brazilian assets). Poly metallic Energy Transition Metals 23 Operati s are l cate i attractive mi i g juris icti s Energy Transition Metals Canada − Premier mining district globally − Consistently ranked among the most favorable mining sector jurisdictions for investment attractiveness − Highly skilled work force availability − Ready access to high-quality regional infrastructure − In close proximity to North American manufacturing hubs − Clean energy availability Brazil − One of the premier mining jurisdictions globally – major global supplier of iron ore, copper, nickel and gold, among other metals − Highly skilled work force availability − Stable mining jurisdiction with solid regulatory background − Clean energy availability − Access to local infrastructure of Vale S.A operations 24 Energy Transition Metals A gl bal fl wsheet t pr uce the right pr uct mix Copper ore bodies Mining Concentrating Smelting Refining Products Sudbury2 Salobo Salobo mill Sossego Sossego mill Laterite ore bodies Onça Puma Onça Puma smelter & refinery Ferronickel (~25-45% Ni) Voisey’s Bay Voisey’s Bay mill Long Harbour refinery Electrolytic rounds (>99.9% Co) Electrolytic rounds (>99.9% Ni) EW Cu Cathode (99.9% Cu) Cu Concentrate (27.5-32.5% Cu) Thompson mill Clarabelle Mill Cu concentrate (27-34% Cu) Matte processing Copper Cliff smelter Sudbury (CCNR) refinery Clydach refinery Pellet, Disc, Chips & Powders (>99.9% Ni) Thompson1 (under review) External feed Cu MK (70-72% Cu) EW Cu Cathode (>99.9% Cu) Sulphide ore bodies Electrolytic rounds (>99.9% Co) PCR Cu concentrate (35-42% Cu) Cu concentrate (26-34% Cu) Pellet, disc, & chips (>99.9% Ni) Nickel Copper Cobalt Class 1 Class 2 ¹ Including T1 and T3 mines. 2 Including Coleman, Copper Cliff, Creighton, Garson and Totten mines. 25 2024 operational performance Nickel production (kt) Copper production (kt) Energy Transition Metals 82 79 83 171 247 265 2022 2023 2024 253 327 348 Brazil Canada 18 24 45 24 17 14 64 64 35 73 60 66 2022 2023 2024 179 165 160 26 Indonesia 3rd party feed - Salobo III ramp-up - Voisey’s Bay underground mine transition Energy Transition Metals Advancing our project pipeline LT volumes (2030+) ~700kt ~210-250kt LT volumes (2035) 27 Energy Transition Metals ETM busi ess’ 2024 figures 2,616 US$/t Copper all-in costs1 15,420 US$/t Nickel all-in costs1 US$ 1.5 bi Proforma EBITDA 17,078 US$/t Nickel realized price US$ 2.0 bi CAPEX 155 kt Nickel sales volume 160 kt Nickel production volume 8,811 US$/t Copper realized price 327 kt Copper sales volume 348 kt Copper production volume Revenue by destination (Copper and Nickel) 46% 13% 13% 28% Europe USA China Others 28 ¹ Excludes sustaining. Our Strategy Energy Transition Metals Iron Ore Solutions About Vale 29 ESG Capital Allocation Vale 2030: A trusted partner with the most competitive and resilient portfolio Performance Dr vi en Trusted Partner Superior P ortfolio Vale 2030 Cultivating institutional relationships Generating a positive impact for people and nature Ensuring greater trust through increased transparency Delivering a high quality, and flexible iron ore portfolio Focusing on customer -oriented solutions Accelerating copper growth Reference in safety and operational excellence Securing competitiveness through a talent -driven and agile company Fostering innovation and digital solutions Our strategy 30 Our strategy Safety first 31 Safety is our core value TRIFR1 1.1 Industry leader Decharacterized, completing 57% of the program +4 dams Removed from emergency level +6 dams Solid progress in 2024 Superior Sul Lowered from level 3 to level 2 Our strategy ¹ Total Recordable Injury Frequency Rate 32 Grupo dam Removed from emergency level in 1H25 Xingu dam Lowered from level 2 to level 1 in 2H25 and continuing into 2025Becoming a benchmark in Safety ¹ Absences, restrictions, and medical treatments resulting from events with a high potential for harm. ² Total Injuries, medical treatment injuries and occupational Illnesses, multiplied by one million hours and divided by the exposure hours. 2,0 2,1 1,8 2,7 3,2 1,1 1,6 1,9 1,9 4,8 Vale Peer 1 Peer 2 Peer 3 Peer 4 High-potential recordable injuries (N2)¹ (unit) Total recordable injury frequency rate (TRIFR)² TRIFR² comparison against major peers (2024) -58% Source: International Council on Mining and Metals - ICMM 51 2019 2024 -61% 2019 2024 3.5 1.1 20 2020 2024 Our strategy 33 -68% Progressing on dam safety ¹ Dams include geotechnical facilities dedicated to mining processes. ² Considering the highest number of structures at emergency level, in 2020. 3As of June 2025. Geotechnical Monitoring Center (Nova Lima, Minas Gerais, Brazil) 2020² 2025e No dams at emergency level 3 Upstream Dam Decharacterization Program Dams at emergency level¹ 24 9 5 7 4 4 35 9 Level 3 Level 2 Level 1 -63% -74% ~US$ 5.0 billion program (~$2.3 bn3 already invested) 17 30 5 8 2019-2024 2025-27 2029+ Total Complete Ongoing +57% Our strategy 34 Current 13 New way to operate to reduce tailings and the use of dams Our strategy Filtration Plant, Cauê Sand stockpile , Brucutu site 4 filtration plants in operation US$ 2.5 bn invested Circular mining approach 35Embracing circularity and creating new business models Waste-to-value program Tailings reprocessing Gelado: Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte Waste processing Serrinha: high-Fe waste processing to produce iron ore and efficiently eliminate structures Coproducts Block factory and sustainable sand & cement: Creating coproducts from waste and transforming tailings into viable high-quality products Production1 (Mt Iron ore) 2024 2030 (potential) 12.7 30+ De-risking production plan Clearing licensed operational areas -5% CO2 emissions vs. standard operations2 1 Already included in Vale’s production plan. Including fines and ROM. 2 Average emission reduction for program initiatives. Our strategy 36 Our strategy 37 Iron Ore Market Steel demand is backed by secular trends Steel production by region (Mt) Urbanization and steel intensity Steel drivers Energy Transition Population & economic growth Reshoring ~1,020 2024 ~1,010 2025 ~970 2030 ~940 2040 ~1,910 ~1,940 ~2,100 ~2,350 China India MENA1 SEA2 Others 1 Middle East and North Africa. 2 Southeast Asia. Our strategy 38 Iron ore demand to hold steady in the coming years 2024 -145 China 120 SEA, MENA & India 20 Others 2030 ~1,550 ~1,545 China SEA, MENA and India Soft decline in seaborne demand ongoing, but still at a high level Gradual rise of scrap consumption SEA: new blast furnaces start-up, demanding seaborne iron ore India: slight increase in seaborne demand MENA: growing demand for direct reduction feed and agglomerates Seaborne iron ore demand (Mt) Our strategy 39 Supply challenges are consistently underestimated Seaborne iron ore supply (Mt) 1 Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. 2 Including Chinese ores. 3 Including greenfield projects and replacement projects. Volume and quality depletion Higher incentive prices for replacement projects Complex licensing processes 2024 ~320 Depletion1 ~150 Operations w/ costs >US$90/t2 ~365 Projects w/ an incentive price <$90/t3 2030 (supply at US$90/t) 2030 (demand) ~1,600 ~1,495 ~1,545 Our strategy 40 Adjusting the portfolio for value optimization alongside the decarbonization journey Decarbonization journey Adjusting our porfolio for the market reality and decarbonization pace Developing solutions that provide supply security for new steelmaking processes Traditional steelmaking routes Phase 1 New steelmaking routes Phase 2 Portfolio re-design Portfolio optimization Our strategy 41 Part of the upstream steelmaking chain will relocate to regions with cost-competitive energy Miners need to provide supply security and solutions to new steelmaking processes Typical mining and steel chains New chain configuration with Mega Hubs Brazil Europe, Asia Brazil Mega Hubs Europe, Asia Vale Vale Vale Client Client Vale Vale Client Client Client Mining Pelletizing Reduction Concentration (BF/DR) Steelmaking Mining Briquetting Reduction Concentration (DR) Steelmaking Our strategy 42 The Mega Hub business model is designed for faster implementation and capital efficiency Partnerships for fast and costefficient implementation using a tolling model Partnerships with customers that may invest in and operate, reducing Vale’s capital requirements Customer’s investment Asset-light business model Concentration plants 4.5 Mtpy Briquetting plants 3.75 Mtpy DRI/HBI Plants 2.5 Mtpy In advanced discussions with 7 customers, with 2 FIDs in 2025 Locking-in potential demand of 30+ Mt of DR feed in the next decade Agreements signed for studies in 5 countries1 1 Oman, Saudi Arabia, UAE, US and Brazil. Our strategy 43 Maximize production Optimize high-grade portfolio Optimizing our portfolio in response to market needs Market dynamics (prices and premiums) require different strategies Low High Quality specs should be adjusted according to market scenarios Portfolio decisions should be centered on value optimization Vale’s flexible portfolio strategy Iron ore price High Steel margins Prioritize high-grade products Prioritize low-cost products Low Our strategy 44 Increasing feed availability Production plan adjustments Minas-Rio offtake New Sohar concentration plant Mega Hub concentration plants New agglomeration plants Ramp-up of the Tubarão plants US briquette plant Mega Hub briquette plants Filling the supply-demand gap for agglomerates 37 2024 2025 2026 2030 Direct reduction agglomerates Blast furnace agglomerates 31-35 45-50 60-70 Pellets and briquettes production (Mt) The share of DR agglomerates will grow as the industry shifts to the direct reduction route Our strategy 45 Iron ore supply will require a price above US$ 90/t to match demand Vale will focus on portfolio and supply chain flexibility to maximize value We are partnering with clients to decarbonize ironmaking through the Mega Hubs strategy Delivering a flexible and superior portfolio Our strategy 46 Our strategy 47 Growth projects Project pipeline Our strategy 48 2027 onwards Itabira mines expansion Mega Hubs Hu’u Nickel Sulphate Plant New briquette plants N1/N2 Victor CCM 3&4 S11C Alemão North and South Hub CCM Pit 2023-2026 (approved projects) Briquettes Tubarão 6 Mtpy 4Q23 VGR1 revamp 15 Mtpy (sustaining) Sep24 Onça Puma 2nd furnace 12-15 Mtpy Capanema 15 Mtpy Nov24 Compact crushing 50 Mtpy (sustaining) VBME 45 ktpy (sustaining) Serra Sul 20 Mtpy 2H26 N3 6 Mtpy (sustaining) Iron Ore Solutions ETM Iron Ore i Nickel Copper 2 F 2 Novo Carajás: largest mining province in the world Salobo PGG Breves 4Alfa Osasco Itacaiunas Copaíba Núcleo Urbano Parauapebas N5 Serra Leste (SL1) Serra Norte (N4) Pium Gameleira Norte South North East Serra Norte Serra Sul Canaã dos Caraj Sossego Cristalino 118 Bacaba Visconde Barão Borrachudo Cristalino 88 Estrela Alemão Itacaré Alemão Furnas Paulo Afonso AN34 Cururu Salobo Leite Onça Puma Novo Carajás: unique mineral endowment Investment (2025-2030) of R$ 70 billion 10% of global iron ore seaborne market Unique iron ore and copper endowments, with significant growth potential 5.2 bntons @ 65.2% Fe 1.2 bn tons @ 0.62% Cu Positioning Brazil as a key player in critical minerals and a leader in decarbonization Our strategy Iron ore production (Mt) Management model implementation bearing fruit Strategic projects to expand iron ore production and quality Accelerating initiatives to take our operations to the next level Scaling up operational performance 328 2024 2025 2026 2030 325-335 340-360 ~360 Our strategy 50 Our strategy 51 Energy Transition Metals Transformation A sta al e rga izati … ◼ Seamless transition from Vale SA ◼ New governance in place with a dedicated Board and Executives ◼ Deal closed with Manara Minerals ◼ Building a tailored strategy and corporate support structures Successful business Carve-out …but there is still work to be done ◼ Security of land package ◼ Securing PTVI’s long-term license to operate ◼ VBM will maintain Ni matte offtake ◼ Joint governance structure enabling continued stability of operations PTVI divestment completed …to determine our long-term value proposition and focal points ◼ Comprehensive assessment of operational sites and projects ◼ Findings will be embedded into the business processes and plans ◼ Key focus on operational stability and realization of resource potential 1 st phase of the Asset Review concluded …significant value potential recognized in resources and assets Our strategy 52 In 2023-24, an asset review was performed t i e tify a u l ck VBM’s full p te tial… Resource Endowment Mining Methods Asset Management Flowsheet Optimization Project Development Key Levers... Our strategy Clydach Salobo Sossego Onça Puma Voisey’s Bay & Long Harbour Thompson Sudbury Matsusaka 53 Under review … a a r a map has been developed for each asset Voisey’s Bay Mine & mill potential Thompson Ultramafics potential Sudbury Mine capability & processing utilization Hu’u De-risk Salobo Redefine production based on the full potential of the asset Sossego Maximize production while addressing mine plan Carajás Alemão project optimization Onça Puma Stability & growth COPPER NICKEL POLYMETALLIC GROWTH Our strategy 54 Under review Unlocking Salobo copper potential 55 − Ramp-up of Salobo 3 and stability of feed grades − Higher equipement utilization rate Mine & mill productivity − Coarse particle flotation: 20-30+ ktpy − Salobo 3 ½: 20 ktpy Brownfield expansion options − Potential to add significant resources through additional in-depth drilling − Enables further extending the life of the asset – design and optimization Resource potential A long-life, expandable, world-class asset Sossego life extension 56 − Additional ore from Sequeirinho pit, offsetting mine depletion − Increase in mine equipment productivity Mine plan review − Preliminary Environmental License obtained in June/25 − Start-up is planned for the first half of 2028 − ~50 ktpy of copper over an 8-year mine life − ~U$290 million will be invested during the implementation phase Bacaba licensing − Development of near mine deposits to maximize ore to mill − 1 st deposit: 8-20 ktpy Fill the mill Sudbury “fill the mill” 57 − Low CAPEX projects that add lower grade ore tons Short-term payback projects − Change in cut-off grades and extraction strategies − Increase in mine development to support an increase in production and lower costs Mining strategy − Debottleneck to process more mine production Clarabelle mill expansion 2024 2025 2027 Ore milled Mtpy From 2024 to 2027 40% decrease in unit costs after by-products ~30% increase in copper production ~7 ~5.5 4.3 Continued ramp-up of VBME 58 Start-up of Eastern Deeps The bulk material handling system has successfully commenced operations Full ramp-up of VBME project expected by 2026 ~45 ktpy nickel; ~20ktpy copper; 2.6 ktpy cobalt ~15% reduction in unit costs after by products from 2024 to 2026 Improving competitiveness in nickel 59 Nickel production – ktpy − Unlock own-sourced tons in Sudbury − Conclude the Voisey’s Bay transition − Deliver the Onça Puma second furnace − Additional own-sourced ore − 3rd-party feed, according to market conditions Maximize downstream utilization Fixed cost dilution 2025 VBME ramp-up Onça Puma Furnace 2 Other 2026 Sudbury fill the mill Downstream maximization 2030 160-175 5-15 10-15 0-5 175-210 20-25 0-15 210-250 160 ~153 kt ex-PTVI 2024 PTVI Unlocking copper tons from current assets − Bacaba start-up expected in 2028 − Working on mine productivity to offset depletion − Additional tons from smaller deposits to fill the mill Sossego mine replacement − Increase in plant productivity through feed stability − Increase plant capacity through brownfield options Brownfield expansion options at Salobo − Start-up expected in 2030 − Capacity: 60-70 ktpy of copper; 105 kozpy of gold in copper concentrates Alemão 2025 Sossego Canada Alemão start-up 2030 350-380 30-50 15-25 20-30 420-500 +70-120 kt from 2026-30 5-15 2024 348 340-370 2026 Salobo 60 Copper production – ktpy 61 Creating the right pathway for accelerated expansion Fast-tracking copper growth Carajás basin compares relatively 62 0.63% Cu vs. 0.46% industry average > 20 Mt copper contained at competitive grades well to large Andean deposits mine-railway-port Bulk logistics infrastructure for further project development Resource potential Copper Mineral Reserves & Resources 1 2 3 4 5 6 7 8 0.2 0.4 0.6 0.8 1.0 Cu grade - % V ’s Carajas basin¹ Large Andeans (incl. Chile)² Size: Copper contained in Reserves & Resources Resources & Reserves - Bt ¹ Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. ² Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Queblada Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco. Source: Vale and S&P Capital IQ. Accelerating copper growth in Carajás 63 North Hub accelerate the development of Paulo Afonso Small deposits advance projects through accretive partnerships South Hub anticipate the development of existing projects Salobo Hub 0km 20km Borrachudo CR 88 Cururu Alvo 46 Bacuri Barao Breves Estrela Salobo Paulo Afonso PGG Alemao Cristalino Bacaba Visconde Sossego Sossego UG 118 Salobo Hub Alemão Hub North Hub South Hub Alfa 4 64 Bringing projects forward 2028 2029 2030 2031 2032 2033 2034 2035+ South Hub North Hub Small deposits Cristalino¹ 60-70 ktpy LOM: ~20 Years 118 Project¹ 60-70 ktpy LOM: ~10 Years Paulo Afonso 70-100 ktpy LOM: ~20 Years Small deposits 35-45 ktpy LOM: 5-10 Years Note: LOM as known as life of mine. ¹ Additional plant capacity supported by 118 and/or Cristalino. Potential to accelerate copper production Current plan 2030 Ramp-up of Alemão and brownfield initiatives 70-100 North Hub 60-70 South Hub 35-45 Small deposits Accelerated growth ~700 Paulo Afonso Additional plant capacity supported by 118 and/or Cristalino Copper production – ktpy Accelerated strategy 420-500 Target to achieve new plan capacity before 2035 65 66 Copper ambition enablers − Advance on drilling and scoping studies − Define deposits suitable for partnership strategy − Accelerate the engineering development Exploration Drilling and R&D − Develop additional processing capacity Processing capacity − Obtain license & permits on time for all projects Licensing Baseline of 420 -500 ktpy by 2030 Accelerate copper growth in the Carajás region Stable production at 210 -250 ktpy by 2030 Pursue a competitive business through -the -cycle Copper Nickel Pursue additional copper tons... ...while contributing to all -in cost reductions Polymetallic Poly metallic 67 Our Strategy Energy Transition Metals Iron Ore Solutions About Vale 68 ESG Capital AllocationSecuring cost discipline through the efficiency program 6.3 2023 -0.1 FX and inflation2 0.2 New assets and new way to operate -0.3 Efficiency program 6.1 2024 -0.1 FX and inflation3 0.4 New assets and new way to operate -0.5 Efficiency program 6.0 2025 Fixed spending – Iron Ore Solutions (US$ bn)1 Cost Efficiency Program Continued overhead efficiency Optimization of purchase specifications Digital solutions for a leaner organization Accelerated cost savings 1 Assuming BRL FX @5.28 in 2024 and @5.50 in 2025. 2 Including FX (US$ -0.3 bn) and inflation (US$ 0.2 bn). 3 Including FX (US$ -0.2 bn) and inflation (US$ 0.1 bn). Increasing adherence to the production plan Stay Disciplined 69Costs have gone up across the iron ore industry in the past years Peers’ C1 cash cost (US$/t)1 1 Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). 2 Considers the net effect of FX (US$ -3.7t) and inflation (US$ 5.7/t) between 2018 and 2024. 2018 2.0 FX and inflation 1.6 Geological inflation 5.3 New way to operate 1.0 Lower volumes and mix -1.7 Efficiency initiatives 0.5 Others 2024 13.1 21.8 Vale’s C1 cash cost (US$/t)1 12.9 17.7 14.1 19.3 13.3 21.5 18.2 23.0 19.2 2018 2023 Peer 1 Peer 2 Peer 3 Stay Disciplined 70 2024 2018 2023 2024 2018 2023 2024Our goal is to deliver C1 in the US$ 18-19.5/t range by 2030 Vale’s C1 cash cost, nominal terms (US$/t)1 1 Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030. 2 Considering an annual inflation rate of ~3% for Vale's average basket and an exchange rate of BRL 5.50 to USD in 2030 (real terms), adjusted for long-term inflation differentials between US and Brazil. 2023 2024 2025 2026 2030 22.3 21.8 20.5-22 <20 18.0-19.5 2024 1.5 FX and inflation 2 0.7 Geological inflation -3.1 Efficiency program -2.0 Higher volumes and mix 2030 21.8 18.0-19.5 Controllable effects ~US$ -5/t Stay Disciplined 71Iron ore Copper3 Nickel Competitiveness through the cycle Costs guidance (US$/t)1 2,616 15,420 1,500- 2,000 14,000- 15,500 3,200- 3,700 12,500- 14,000 2024 2025 2026 Main assumptions for 2026 ⚫ Asset review initiatives in place ⚫ Postponed Bacaba start-up and Sossego depletion ⚫ Lower grades at Salobo ⚫ Asset review initiatives in place ⚫ VBME ramp-up and decrease in 3rd-party purchases ⚫ Portfolio optimization 1 Assuming BRL FX @5.50 in 2025 and 2026. 2 Considering all-in premium of US$ 3-4/t in 2025 and US$ 4-6/t in 2026. 3 Considering the gold prices of US$ 2,470/tr. oz. for 2024, US$ 3,210/tr. oz. for 2025 and US$ 2,211/tr. oz. for 2026 All-in All-in 55.9 53-57 50-54 ⚫ Higher volumes and fixed cost dilution ⚫ Efficiency program ⚫ Better portfolio mix2 21.8 20.5-22 < 20 All-in C1 Stay Disciplined 72Stable capex while balancing accretive growth 1.5 4.5 2024 ~1.6 ~4.3 2025 ~2.0 ~3.9 Business breakdown Growth Sustaining 6.0 ~5.9 5.9 CAPEX (US$ bn) Energy Transition Metals Iron Ore Solutions Controlled and efficient capex to sustain production Assets optimization Accretive growth opportunities Stay Disciplined 73Performing on our commitments 20253 2026 2027 2028 2029 2030 ’31-35 Avg. Expected cash disbursement schedule (US$ bn) 1, 2 1 Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.4571. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. 3 Includes the disbursements from 1H25 and the projected amounts for 2H25. 4 Disbursements related to the Integral Reparation Agreement ending in 2031. 5 Includes estimates of Samarco's contribution to the Mariana settlement. 6 Estimated annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 229 million per year. Decharacterization6 0.4 0.5 0.4 0.2 0.2 0.2 0.2 Stable cash outlays Brumadinho agreements4 0.9 0.7 0.5 0.2 0.2 0.2 0.2 77% of Reparation Agreement completed by Jun/25 Samarco agreement5 2.5 0.9 0.6 0.4 0.3 0.3 - Considering Samarco will fully fund the reparation from 2031 onwards Incurred expenses 0.4 0.3 0.3 0.2 0.2 - - Gradual reduction throughout the years Total 4.2 1.8 1.0 0.9 0.7 0.4 2.4 Stay Disciplined 74 Included in Expanded net debtDisciplined capital allocation Remaining committed to our dividend policy Extraordinary dividends subject to cash generation and expanded net debt Current target will continue to guide the company in the next cycle Comfortable with our current expanded net debt target Expanded net debt (US$ bn) Expanded net debt target range US$ 10 bn US$ 20 bn 17,8 Gross debt and leases -5,7 Cash, cash equivalents and shortterm investments 12,1 Net debt -0,1 Currency swaps 2,1 Brumadinho provisions 3,3 Samarco & Renova Foundation provisions 17,4 Expanded net debt Stay Disciplined 75 Note: as of 2Q25.Balancing growth and shareholder returns Investments − Efficient capex execution − The right limits for growth − Solid returns through-the-cycle Shareholder returns Balance sheet − Adequate risk-adjusted shareholder remuneration − Dividends and buybacks − Strong liquidity − Target leverage to consider challenging moments in the cycle Stay Disciplined Disciplined approach to capital allocation 76 77 Our Strategy Energy Transition Metals Iron Ore Solutions About Vale 77 ESG Capital Allocation Rebuilding trust with society We are still learning Active listening Empathy Humility Taking responsibility On-the-ground presence 1 Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation. ESG Public apology Restitution Rehabilitation Compensation (economic & noneconomic) Sanctions (legal & administrative) Measures for non-repetition Based on Six Principles1 − Emergency Works − Indemnification Payments − Projects (infrastructure, socioeconomic, environmental) − Resettlement & Evacuated Regions Main Actions Regain the social license to operate Reparations 78 79 ESG Mariana: definitive agreement signed in Oct/24 Remediation and compensation already disbursed ~R$ 63 billion1 630k people compensated2 95% of housing solutions delivered 964k m³ of tailings removed 100 32 38 +R$ 170 bn “To pay” “To do” obligations obligations Pre-agreement actions 100% Compensation (PID3 ) status (as of July 31, 2025) +295k individuals adhered +241k agreements signed +151k compensations already paid (R$ 5.5 bn) Definitive Agreement (R$ billion) Note: Information provided by the Renova Foundation, Learn more at www.fundacaorenova.org, 1 Data as of July 2025. 2 Including Emergency Finance payments. Compensation agreements - including PID (the Definitive Indemnification Program). 3 PID = Definitive Indemnification Program. 2019 2021 July 2025 2026 2031 B1 dam collapse Brumadinho Integral Reparation Agreement 78% Complete¹ Complete 100% of the To Pay Obligations Complete 100% of the To Do Obligations Brumadinho reparation continues to progress R$ 18.4 billion payments made, including individual compensation to over 17,300 individuals R$ 7.1 billion in payments programmed for 2025-2029 19.9 11.4 6.4 R$ 37.7 bn² Integral Reparation Agreement2 : R$ 37.7 billion (R$ billion) “To pay” obligations “To do” obligations Pre-agreement actions 100% 47% 93% 80 ESG Additional Agreements: R$ 25.5 billion3 Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation 1 Progress considering disbursements by end of July-25. ² As per Integral Reparation Agreement settled in February 2021. Nominal amount. Total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. ³ ~ 70% executed 81 E (Environment) S (Social) Climate change and energy Forests and Water Health and Safety Resilient communities − ~850,000 ha of forest protected (2019), with 80% in Amazon − Target to reduce freshwater intake by 10% − 21 high potential events registered ² − 23.000 recorded exposures to healthhazardous agents in the workplace Before Brumadinho − No target − Scope 1 and 2 emissions reduced by 26.9% − Scope 3 emissions 88.3% progress towards target − 100% renewable energy consumption in Brasil and 84.3% globally − +218,000 ha of forests protected and restored since 2020 − 31% reduction in water intake − N1 = zero and N2 = 57 − 60+% reduction achieved, and 9.200 exposures recorded Present4 − 51,000 people involved in initiatives to tackle extreme poverty − 5 of 11 Indigenous communities engaged in developing their UNDRIP4 plans Scope 1 and 2 emissions reduction of 33% by 2030; and net zero by 2050 Scope 3 net reduction of 15% by 2035 100% renewable electricity consumption in Brazil by 2025 (achieved in 2023); globally by 2030 Recover and protect +500,000 ha of forests outside our fencelines by 2030 Freshwater use reduction of 27% by 20305 Reach zero fatalities 1+ occurr nc r uction of ≥1%6 Number of exposures to harmful health agents in the workplace reduction by 50% by 2025 Commitments Support the uplifting of half a million people out of extreme poverty Support all Indigenous Communities neighboring Vale operations to develop their UNDPRI plans − 79% renewable electricity consumption globally¹ − Target to reduce GHG emissions intensity by 16%² and no scope 3 target Commitments in our journey to become a trusted partner to society 81 1 The base year considered is 2017. 2 These events include fatalities and life-altering injuries (known as N1 events), as well as high-potential recordable injuries (known as N2 events). 3 United Nations Declaration on the Rights of Indigenous Peoples. 4 Date as of Dec-2024, unless otherwise mentioned. 5 The target considers cumulative average specific use of new water. 6 Compared to the previous year's year-end results. 7 Data as of 1H25. ESG Building a people-driven organization 2019 2020 2021 2022 2023 − Cultural Diagnosis − Review of key behaviors − Purpose definition − Culture & VPS integration − Progress monitoring (Echoes Pulse) − DE&I scaling up − Purpose fully linked to the strategy − Progress monitoring continued − Sustainable mining strategy development − Progress Measurement consolidated Learning together Culture as a competitive advantage 84 ESG 15-years improving Human Rights management practices Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines Human Rights violation risks are part of Vale's Global Integrated Risk Map 100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence 100% of Vale operations have their Human rights risk assessment recorded in our global risk management system Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained Living Wage Program implementation, co ring 1 % of V ’s direct employees Commitments and Partnership on salient Human Rights issues to advance the agenda Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia 86 ESG Vale interacts with 1,214 local communities, 91 traditional communities and 28 indigenous peoples 368 community relationship plans implemented 93.5% of high priority communities have community relationship plans in place Almost US$ 1 billion spent on social and institutional initiatives in 2024 Social Performance Local development and community relationships 87 ESG 87 88 Vale relinquished mining processes on indigenous lands in Brazil 5 of the 11 indigenous peoples with whom Vale has relations in Brazil are engaged to implement their plans in accordance with the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples Around 15,000 Indigenous individuals benefited through agreements with 9 Indigenous peoples. Program to support the entrance and permanence of Indigenous People in University, with 140 Indigenous students supported from 47 Indigenous Lands Implementing an engagement strategy to foster mutual b n fits n support In ig nous P op ’s utonom n resilience Social Performance Strengthening relationships with Indigenous communities 88 ESG 88 89Fighting poverty is essential to develop resilient communities Multidimensional Family Monitoring − Developed by the United Nations Development Program with the Oxford Poverty and Human Development Initiative − Multidimensional poverty measurement: network mobilization, public policies and local social initiatives − Indicators are defined for each selected dimension, rights violation Used by UNDP, World Bank and in national programs in Colombia, Chile, El Salvador, Mexico, China, Vietnam and others Education Income Health Infrastructure Nutrition Our progress: 51,000 people in urban, rural and forest areas are being benefited from ongoing concept tests ~90% of them live in the north of Brazil and in the Legal Amazon region 25 partnerships with social organizations, governments, technical cooperations for advocacy Support the lifting of 500,000 people out of extreme poverty Social Performance 89 ESG 89 Leaving a positive legacy for nature and people Vale protects ~1 million hectares and +600 threatened fauna and flora species 90 ESG Leaving a positive legacy for nature and people 91 ESG A solid path to go further Protect and recover +500,000 ha: − Collaboration with conservation units and a REDD+ project − Supporting agroforestry businesses for the implementation of regenerative production models − 218,537 ha protected and recovered since 2020 Risk and opportunities management: − TNFD early adopter − Partnership with the 1t.org initiative − Boosting partnerships to go beyond our target 93 Strategic clarity Climate targets, transition plans, and financial impacts disclosed Transparency & leadership Voluntary adoption reinforces our role in responsible mining and long-term value creation Investor focus Clear view of how Vale manages climate-related risks and opportunities and their financial impacts Vale is an early adopter of ISSB¹ standards Why does it matter? 1 st Brazilian Company to publish the Sustainability-Related Financial Information Report ¹The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information. 1 st Major Mining Company & US$ 1.4 bn invested in decarbonization since 2020 Pioneering transparency in climate-related risks & opportunities ESGKey takeaways Safety is our core value Securing cost competitiveness across all businesses, through the cycle Be a trusted partner for key stakeholders and society Flexible iron ore portfolio to maximize value Fast-tracking copper growth with accretive projects Performance D r vi en Tr usted Partner Superior Portfolio Vale 2030 94 95 Sustainable Mining We are building an even better Vale 95

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 2, 2025		Director of Investor Relations